FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Innovation Committee	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA S.A. hereby reports the following

NOTICE

The Board of Directors of Telefónica, S.A. at its meeting held today, has resolved, preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, to establish, a new Consultative Committee, called: "Innovation Committee", in accordance with that set forth in Article 22.b) of the Rules of the Board.

This Committee will be primarily responsible for advising and assisting in all matters regarding innovation. Its main object would be to perform an examination, analysis and periodic monitoring of the Company's innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

This Committee will be formed by the following Board Members:

  Mr. Carlos Colomer Casellas (Chairman)

  Mr. Pablo Isla Álvarez de Tejera

  Mr. Antonio Massanell Lavilla

  Mr. Peter Erskine

  Mr. Julio Linares López

Madrid, July 30th, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30th, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors